SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2002

(Commission File No. 001-14495)

TELE NORDESTE CELULAR PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Tele Nordeste Cellular Holding Company
(Translation of registrant's name in English)

Av. Conde da Boa Vista, 800 – 2nd Floor
Recife, Pernambuco
Federative Republic of Brazil
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F __

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes __ No X

Tele Nordeste Celular Participações S.A.

Annual Information

Year Base: 2001

INDEX

Introduction

This is a summary of the Annual Report for the year 2001 that the Tele Nordeste Celular Participações S.A. sent to the Comisão de Valores Mobiliários – CVM, the Brazilian securities market regulatory agency

01 – Company Data

01.01 – Identification

1 – CVM CODE	2 – COMPANY NAME	3 – CGC CORPORATE TAXPAYER NUMBER
01766-3	TELE NORDESTE CELULAR PARTICIPAÇÕES S.A.	02.558.156/0001-18
4 – TRADE NAME TELE NORDESTE CELULAR PARTICIPAÇÕES S.A.		
5 – PREVIOUS TRADE NAME		
6 – NIRE 263001109-3		

01.02 – Head Office

1 – COMPLETE ADDRESS Av. Conde de Boa Vista, 800 2º floor		2 – NEIGHBORHOOD OR DISTRICT Boa Vista		
3 – ZIP CODE 50060-004	4 – CITY Recife	5 – STATE PE		
6 – AREA CODE 55.81	7 – TELEPHONE 3216-2594	8 – TELEPHONE -x-	9 – TELEPHONE -x-	10 – TELEX
11 – AREA CODE 55.81	12 – FAX 3216-2869	13 – FAX -x-	14 – FAX -x-	
15 – E-MAIL fabiola.almeida@timnordeste.com.br				

01.03 – Department of Shareholders

1 – NAME Fabíola Almeida				
2 – POSITION Investors Relations Manager				
3 – COMPLETE ADDRESS Av. Conde de Boa Vista, 800 2º floor		4 - NEIGHBORHOOD OR DISTRICT Boa Vista		
5 – ZIP CODE 50060-004	6 – CITY Recife	7 – STATE PE		
8 – AREA CODE 55.81	9 – TELEPHONE 3216-2594	10 – TELEPHONE -x-	11 – TELEPHONE -x-	12 – TELEX
13 – AREA CODE 55.81	14 – FAX 3216-2869	15 – FAX -x-	16 – FAX -x-	
17 – E-MAIL fabiola.almeida@timnordeste.com.br				

01.04 – Investors Relations Director

1 – NAME Walmir Urbano Kesseli				
2 – COMPLETE ADDRESS Av. Conde de Boa Vista, 800 2º andar		3 - NEIGHBORHOOD OR DISTRICT Boa Vista		
4 – ZIP CODE 50060-004	5 – CITY Recife	6 – STATE PE		
7 – AREA CODE 55.81	8 – TELEPHONE 3216-2591	9 – TELEPHONE -x-	10 – TELEPHONE -x-	11 – TELEX
12 – AREA CODE 55.81	13 – FAX 3216-2869	14 – FAX -x-	15 – FAX -x-	
16 – E-MAIL walmir.kesseli@timnordeste.com.br				

01.05 – Reference / Auditor

1 – STARTING DATE OF LAST FISCAL YEAR	2 – LAST DAY OF THE LAST FISCAL YEAR

January 01, 2001	December 31, 2001
3 – STARTING DATE OF THE CURRENT FISCAL YEAR January 01, 2002	3 – LAST DAY FOR THE CURRENT FISCAL YEAR December 31, 2002
5 – NAME/CORPORATE NAME OF AUDITOR Ernst & Young Auditores Independentes S.C.	6 – CVM CODE 00471-5

01.06 – Company Characteristics

1 – STOCK EXCHANGES WHERE THE COMPANY IS REGISTERED									
	BVBAAL		BVMESB		BVPR		BVRJ		BVST
	BVES	X	BVPP		BVRG		BOVESPA		

2 – TRADING MARKET Stock Exchange
3 – TYPE OF SITUATION Operational
4 – ACTIVITY CODE 1990100 – Telecommunications
5 – MAIN BUSINESS ACTIVITY Mobile Telecommunications Services

02 - Board of Directors and Executive Officers

02.01 – Composition of the Current Board of Directors and Executive Officers

1 – ITEM	2 – NAME	3 - CPF	4 - ELECTION DATE	5 – MANDATE	6 - ADMINISTRATOR TYPE CODE (*)	7 - FUNCTION
01	Elis Bontempelli	007.372.549-80	30/04/2001	3 years	2	Chairman
02	Gianni Grisendi	939.152.178-91	30/04/2001	3 years	2	Member
03	Luiz Henrique Fraga	665.698.507-68	30/04/2001	3 years	2	Member
04	Sérgio Bartoletti	008.551.089-08	25/10/2000	3 years	1	President
05	Maria Lucia Motta de Aquino	086.415.524-72	25/10/2000	3 years	1	Administrative Director
06	Walmir Urbano Kesseli	357.679.019-53	04/07/2001	3 years	1	Finance and Investors Relations Director

(*) CODES: 1 – Belongs only to the Executive Officers
2 – Belongs only to the Board of Directors
3 – Belongs to the Board of Directors and Executive Directors

02.02 – Professional Experience and Educational Background of each Adviser and each Director

Board of Directors

1. ELIS BONTEMPELLI

Educational Background: Graduated in Electronics by the L. Galvani igh School, in Milan, Italy, 1975; Ph.D. in Economy and Commerce, major in Political Economy; Master in Business Administration Degree, major in Finance by the American University, Washington D.C., U.S.A..

Professional Experience: Worked in the Lombardy Regional Headquarters – Telecom Italia Mobile at the Administrative and Budget Sectors (1981 – 1985); was transferred on November 1985 to the General Headquarters, in Rome, Italy to the Management Planning and Product Control and Management Analysis Areas; on April, 1986 worked at the Planning and Control Economic Market Area; on September 1989 assumed the Economic Market Control Area in the PRC/CA Area; on April 1999 was elected to the Board of Directors of the Tele Nordeste Celular Participações S.A..

2. GIANNI GRISENDI

Professional Experience: started working at Parmalat S.p.a in 1975 and was transferred to Brazil where was Sales Supervisor, Sales Manager, Commercial Director, Superintendent Director and Director President.

At 1992 he became also President of the units of Argentine, Paraguay, Chile, Colombia, Chine, Mexico, Ecuador, Venezuela and Australia.

3. LUIZ HENRIQUE FRAGA

Educational Background: graduated in Economics, with master in Finances at AGSIM-Thunderbird.

Professional Experience: Vice president of Globalvest Company, Lp and President of Latinvest Asset Management of Brazil. He works at Latinvest Management Company since 1994, where he acts as Director and Senior Portfolio Manager. During the former 5 years, he was Director of Merging Markets, at Bear Stearns, being responsible for the securities in New York, and for all transactions of the company in Brazil. Besides this he worked at Citibank and at Unibanco, in New York, as Director of Merging Markets

Executive Directors

1. SÉRGIO BARTOLETTI

Educational Background: Graduated in Economics from Universitá La Sapienza, in Rome, Italy; Graduate level extension course in Finance at Universitá La Sapienza, in Rome, Italy, and Management at INSEAD/CEDEP, in Fontainebleau, France.

Professional Experience: Telecom Italia Mobile S.p.A. – TIM: International Department – President of Tele Nordeste Celular Participações S.A. since October 2000; President of the Board of Directors of the Tele Nordeste Celular's operating companies, as follows: Telepisa Celular S.A. (since 04/26/1999), Teleceará Celular S.A. (since 04/26/1999), Telern Celular S.A. (since 04/27/1999), Telpa Celular S.A. (since 04/26/1999), Telpe Celular S.A. (since 04/26/1999) and Telasa Celular S.A. (since 04/26/1999); Tele Media Internacional S.p.A. – TMI (a Telecom Italia Group company): Managing Director of the Asia and Pacific area (1994/1999); Italcable S.p.A.: Director of the South American Business Area (1991/1993), Marketing and Sales Director (1986/1990), Director of Systems Implementation (1981/1985), Director of Production Organization, Planning and Control (1976/1981); Ericsson: responsible for Production Organization, Planning and Control, Italy (1973/1975).

2. MARIA LÚCIA MOTTA DE AQUINO

Educational Background: Graduated in Economics and later did graduate studies in Quality and Productivity Management from the Universidade Federal da Paraíba, Brazil. Graduate Studies in Marketing at the Fundação Getúlio Vargas, São Paulo, Brazil.

Professional Experience: Manager of the Planning Division of the Companhia de Eletricidade da Borborema (1972 to 1979); Manager of the Budget and costs division of Telecomunicações da Paraíba – TELPA – (1879 to 1981); Manager of the Finance Department of Telecomunicações da Paraíba – TELPA – (1991 to 1995); Manager of the Customer Relations Department of Telecomunicações da Paraíba – TELPA – (1996 to 1998); Vice President of Tele Nordeste Celular Participações S.A., since October 1998; President of Telepisa Celular S.A., since October 1998; President of Teleceará Celular S.A., since October 1998; President of Telern Celular S.A., since October 1998; President of Telpa Celular S.A., since October 1998; President of Telpe Celular S.A., since October 1998; President of Telasa Celular S.A., since October 1998.

3. WALMIR URBANO KESSELI

Educational Background: graduated in Economics from the Catholic University of Paraná, post-graduate degrees in Business Administration from Catholic University of Paraná, MBA in Finance and Capital market from IBMEC and an extension course in Finance form London Bussines School.

Professional Experience: Manager of Financial execution area,1986/1993 of Paraná´s Telecommunication S.A. – Telepar, Manager of Financial management department, 1994/1998 from Telecommunications of Paraná S.A.- Telepar, Manager og Financial department of Tele Celular Sul Participações S.A. 1999/2001. Actually Chief Financial and Investor Relations of Tele Nordeste Cellar Participações S/A.

03. - Control of Registrant

03.01 – Shareholding Position of Shareholders with more than 5% of Voting Shares

1 – ITEM	2 – NAME/COMPANY NAME	3 – CPF / CGC	4 - NATIONALITY	5 - STATE				
6 – COMMON SHARES (000s)	7 - %	8 – PREFERRED SHARES (000s)	9 - %	10 – TOTAL SHARES (000s)	11 - %	12 – CAP. COMP.	13 – PART. IN SHAR. AGRMT.	14 – CONTROLLER
01	Bitel Participações S.A.	02.600.854/0001-34	Brazilian	Rio de Janeiro				
65,459,334	51.24	0	0.00	65,459,334	19.38	04/30/2001		
02	Caixa de Prev. dos Func. do B. do Brasil	33.754.482/0001-24	Brazilian	Rio de Janeiro				
6,722,609	5.36	5,924,563	2.82	12,771,688	3.78	04/30/2001		
03	Tanlay S.A.							
8,432,807	6,60	0	0.00	8,432,807	2.50	04/30/2001		
03	Latinvest Holdings, LDC							
7,588,229	5.94	0	0.00	39,100	0.02	04/30/2001		
97	SHARES IN TREASURY							
0	0.00	0	0.00	0	0.00			
98	OTHERS							
39,411,142	30.85	204,066,334	97.16	241,786,555	72.08			
99	TOTAL							
127,738,638	100.00	210,029,997	100.00	337,768,635	100.00			

04. – Capital Composition

Capital		
Types of shares	**Number of shares ('000)**	**Reais (in 000)**
Common	127,738,638	65.111
Preferred	210,029,997	109.958
Total	**337,768,635**	**175,069**

05. – History And Business Sector

05.01 – Brief History of the Company

In 1997, the "Lei Geral de Telecomunicações" (Lei n.º 9.472 de 16/07/97) - the General Communications Law was enacted, creating the new Regulatory Agency, Agência Nacional de Telecomunicações – ANATEL, updating the regulations and establishing the basic principles for the privatization of this industry.

In July 1998, the twelve holding companies originated from the breakup of the Telebrás system were auctioned, one of which Tele Nordeste Celular. In this auction, Tele Nordeste Celular' controlling interest was acquired by the Bitel Participações/UGB Participações consortium.

In March 1999, Bitel Participações S.A., a company controlled by Telecom Italia Mobile SpA - TIM, bought the shares held by UGB Participações, becoming the single controlling stockholder in Tele Nordeste Celular.

TIM is one of the major mobile phone operators in Europe and in the world, with over 50.7 million customers, of which over 4.6 million in Brazil. TIM also holds the controlling interest in Tele Celular Sul Participações S.A. (a holding company controlling the Band A mobile phone operators in the states of Paraná and Santa Catarina, and in the city of Pelotas, in the state of Rio Grande do Sul) and of Maxitel (Band B mobile phone operator in the states of Sergipe, Bahia and Minas Gerais).

Under the Edital de Licitação do *Service Móvel Pessoal – SMP* [Invitation for Bids for Personal Mobile Service], dated November 22, 2000, Anatel divided Brazil into 3 regions and created 3 novas bands "C", "D" and "E", that will operate in the 1.8 GHz frequency band.

The SMP that, according to Anatel, replaced the Service Móvel Celular – SMC [Mobile Phone Service], is expected to widen the offer of mobile phone services and enable new services and facilities, causing the technological transition to the so-called third-generation mobile handsets, the 3G. The current bands "A" and "B" may opt for migrating to the SMP before the expiry of their licenses, or being incorporated by the SMP as their licenses expire.

There were no bidders for Band "C". ANATEL is due to hold a new auction in March 2002.

In the band "D" auction held on February 13, 2001, TIM bought Region II (encompassing the States of Paraná, Santa Catarina, Rio Grande do Sul, Goiás, Tocantins, Mato Grosso, Mato Grosso do Sul, Rondônia and Acre, plus the Federal District) and Region III (covering the State of São Paulo).
In the band "E" auction held on March 13, 2001, TIM kept Region I (encompassing the States of Rio de Janeiro, Espírito Santo, Minas Gerais, Amazonas, Roraima, Amapá, Pará, Maranhão, Bahia, Sergipe, Piauí, Ceará, Rio Grande do Norte, Paraíba, Pernambuco and Alagoas).

With its new operators: TIM Rio Norte (corresponding to Region I), TIM Centro Sul, (corresponding to Region II) and TIM São Paulo (corresponding to Region III), TIM will markedly increase its presence in Brazil. The new operators are scheduled to start providing services in the first half of 2002.

Growth with profitability was the strategy adopted by Tele Nordeste Celular in 2001. This was also the year in which the mobile phone service surpassed the fixed line service in Latin America, consolidating the mobile telephone as the third millenium means of communication.

A survey by Pirâmide Research revealed that the mobile phone service penetration rate was 17% versus the 16.9% of the wireline services. The survey also stresses that the advantages of mobile services will become more marked when new operators enter the Latin-American market looking for prospective customers for the 2.5th and 3rd Generations. The survey also shows that the penetration rates may attain 35% for the mobile service and 20% for the wireline service in 2006.

Brazil, as an emerging market, exhibits an extraordinary development of the mobile telephone service, with a growth exceeding 532% in four years. By the end of 2001, there were approximately 28.7 million active cell telephone lines in the country, representing a17% penetration.

Though the country as a whole grew by 532%, that growth happened at a different pace in each region. In the areas of the operators controlled by Tele Nordeste Celular, Area 10, comprising the states of Piauí, Ceará, Rio Grande do Norte, Paraíba, Pernambuco and Alagoas, the growth was about 486% over the past four years. Today, the mobile phone penetration in the region is approximately 10.3%.

The growth in the number of lines is not the only one drawing attention. The mobile telephone service has also been showing extraordinary technological development, enabling the offer of several new value-added services, such as messages, Internet access and "chat".

The companies controlled by Tele Nordeste Celular are: Telepisa Celular S.A., Teleceará Celular S.A., Telern Celular S.A., Telpa Celular S.A., Telpe Celular S.A. e Telasa Celular S.A., the Band A operating companies in the states of Piauí, Ceará, Rio Grande do Norte, Paraíba, Pernambuco and Alagoas, respectively. The charte below demonstrates the shareholdings interest of Tele Nordeste Celular in the capital of its subsidiaries:

Company	% Capital	
	Voting Shares	Total
Telepisa Celular S.A.	97,5	78,9
Teleceará Celular S.A.	85,6	79,6
Telern Celular S.A.	92,6	75,4
Telpa Celular S.A.	94,9	71,9
Telpe Celular S.A.	94,9	77,7
Telasa Celular S.A.	97,2	78,0

Together, the operators controlled by Tele Nordeste Celular serve over 1.757.000 customers.They operate with digital technology(*Time Division Multiple Access – TDMA*),enabling the provision of a variety of value-added services, in addition to maintaining analogic voice channels to serve a small number of their customers, who still own analog terminals, and visitors from other operators with analog technology or digital technology not compatible with TDMA.

Throughout 2001, Tele Nordeste Celular and its operating companies steered their efforts toward growth with profitability, focusing corporate actions on:

a) Cost and operating expenses reduction;
b) Bad debt control and reduction;
c) Customer retention and loyalty;
d) Network digitalization and optimization;
e) Development of new services and rate plans, geared particulary to the corporate segment;
f) Improvement of profitability of the prepaid segment;
g) Increase in market share;
h) Optimization of human resources.

05.02 – Characteristics of the Business Sector

Tele Nordeste Celular and its subsidiaries (operating companies) resulted from the restructuring of the Telebrás System, which occurred during the January to May/1998 period. The subsidiaries were created on January 5, 1998, as the Band-A operators in the states of Piauí, Ceará, Rio Grande do Norte, Paraíba, Pernambuco and Alagoas, each one resulting from the split-up of the telephone company from each state. **Tele Nordeste Celular** was created on May 22, 1998, through the transfer of certain rights and obligations of Telebrás, including the subsidiaries' shares, as follows (as a percentage of each class of shares and of total capital):

Subsidiaries	Estate	Common	Preferred	Total
Telepisa Celular	Piauí	97,5164	69,0392	78,8480
Teleceará Celular	Ceará	85,6477	76,1767	79,5489
Telern Celular	R.G.do Norte	92,5718	67,5704	75,4192
Telpa Celular	Paraíba	94,8732	60,9292	71,8475
Telpe Celular	Pernambuco	94,8740	63,7236	77,6799
Telasa Celular	Alagoas	97,1991	64,1331	78,0164

Together, the operators controlled by Tele Nordeste Celular serve over 1.757.000 customers.They operate with digital technology(*Time Division Multiple Access – TDMA*),enabling the provision of a variety of value-added services, in addition to maintaining analogic voice channels to serve a small number of their customers, who still own analog terminals, and visitors from other operators with analog technology or digital technology not compatible with TDMA.

Throughout 2001, Tele Nordeste Celular and its operating companies steered their efforts toward growth with profitability, focusing corporate actions on:

i) Cost and operating expenses reduction;
j) Bad debt control and reduction;
k) Customer retention and loyalty;
l) Network digitalization and optimization;
m) Development of new services and rate plans, geared particulary to the corporate segment;
n) Improvement of profitability of the prepaid segment;
o) Increase in market share;
p) Optimization of human resources.

Concession Agreements and the Regulatory Agency

On November 4, the Federal Government conceded concessions allowing the telephone companies to render Band-A cellular (mobile) telecommunication services, which services were already being offered by the companies. Such concessions may be renewed for consecutive 15-year periods, upon payment of the fees for the right to exploit cellular telecommunication services and for the use of associated radio frequencies.

The maturity dates and the respective concessions service areas of the operating companies are as follows:

Operating Company	State	Maturity Date
Telepisa Celular	Piauí	March 27, 2009
Teleceará Celular	Ceará	November 28, 2008
Telern Celular	Rio Grande do Norte	December 31, 2008
Telpa Celular	Paraíba	December 31, 2008
Telpe Celular	Pernambuco	May 15, 2009
Telasa Celular	Alagoas	December 15, 2008

The business activities of the subsidiary companies, as well as the services they may provide and the maximum rates that may be charged, are regulated by the National Telecommunications Agency (ANATEL), pursuant to the terms of Law No. 9,472, dated July 16, 1997 and corresponding regulations.

Market Positioning

Upon the privatization of **Tele Nordeste Celular**, the new controlling shareholders and Company Board defined the strategies of the subsidiaries ("operating companies") and initiated a restructuring process aimed at improving the level of service and increasing productivity and efficiency. In this process, and with the assistance of international consultants, certain actions were initiated, such as the centralization of administrative functions, network expansion and digitalization (TDMA system), as well as new marketing initiatives.

In 2000, implementation of the new management (such as the SAP R/3) and invoicing systems (CABS 2000) was concluded. The main objective of Tele Nordeste Celular and its operating companies is to continue being the market leader in terms of traffic volume, quality, coverage and customer service.

Competition

The Band-B operator in the region, BCP (BSE S.A.), a consortium formed by BellSouth and Banco Safra, began its operations halfway through 1998, with a totally digital network but with an inferior geographic coverage. We estimate that our market share at the end of 2001 totaled approximately 65%. The region's cellular penetration rate at the end of 2001 was estimated at 10,3%, compared to the country's penetration rate of roughly 17% (28,7 million cellular lines in activity).

In 2001, the operating companies of **Tele Nordeste Celular**, as a whole, expanded their client base to a total of 1,757 thousands of clients (785 thousands as post-paid and 972 thousands as prepaid), with the addition of 247 thousands new clients and the disconnection of 51 thousands clients. The majority of disconnected clients was due to payment delinquency. **Tele Nordeste Celular's** service coverage encompasses 74.5% of the population and 29% of the concession area, composed of 307 municipalities.

Although **Tele Nordeste Celular** does not consider the wireline operating companies a direct competitor, it is important to point out that the wireline service operators in the region are Tele Norte Leste Participações S.A. (Telemar), which also resulted from the Sistema Telebrás split-up, and Vesper S.A. (Telemar's mirror company).

The Region

The concession area of the operating companies comprises the states of Piauí, Ceará, Rio Grande do Norte, Paraíba, Pernambuco and Alagoas. Although these states have the lowest GDP per capita figures in Brazil and present a high concentration of income, these states have also been growing at a faster rate than the rest of the country, mainly as a result of the tourism industry's growth. The northeast is considered one of the country's most beautiful regions with some of the friendly and most hospital inhabitants, who know how to welcome visitors.

State	Population (in millions)	% of Brazilian Population	% of Brazil's GDP	Income per Capita
Pernambuco	7.6	4.6	2.74	US$ 2,052.00
Ceará	7.1	4.2	2.57	US$ 1,733.00
Paraíba	3.4	2.1	1.05	US$ 1,487.00
Rio Grande do Norte	2.7	1.0	1.03	US$ 2,229.00
Alagoas	2.7	1.6	0.92	US$ 1,900.00
Piauí	2.6	1.6	0.65	US$ 1,191.00

(*) IBGE 2000

Obligations of the Telecommunications Companies

The telecommunication operating companies must meet certain obligations regarding service quality and plant expansion and modernization, as stipulated in the list of obligations. Non-compliance with the list of obligations may result in a daily fine equivalent to 0.05% of annual net operating revenues, until the company complies with said obligations, as well as revocation of a company's concession.

Service Quality

Indicators	Goals Established by Anatel
System availability rate	> 98%
Loss in Cell site (ERB) – Switching center (CCC) links	< 3%
Blockage in the ERB voice channel during Peak Time (HMM)	< 5%
Loss in the interconnection links during Peak Time (HMM)	< 3%
Probability of access on first try	> 90%

Service to Districts and Municipal Seat Districts

	Minimum Coverage Required by November 04,			
	1999	2000	2001	2002
Services offered in cities w/ populations between :				
30,000 and 50,000	-	-	-	70%
50,000 and 75,000	-	-	80%	-
75,000 and 100,000	-	90%	-	-
100,000 and 200,000	100%	-	-	-
More than 200,000 or state capitals	-	-	-	-
Maximum average waiting time for installation (in days)	120	30	15	5

Nowadays, all the Operating Companies are in compliance with the Service Quality Obligations and reached all the Obligations related to Coverage until 2003. Although there are no guarantees, all the Operating Companies firmly believe that they have the capability to reach all the obligations established in the Concession Contract.

In November 1999, the Operating Companies signed a Protocol with Anatel, where some new goals were established. These new goals, have been monthly monitored since January 2000. The results are available on the Anatel Website (www.anatel.gov.br).

The table bellow, give the details of these new goals:

Protocol – Service Quality

Indicators		Dez/2001	Jan/2001	Fev/2002
PVMC1	Goal	3,50	3,50	3,50
(%)	Done	2,98	2,82	2,03
PVMC2	Goal	15,00	15,00	15,00
(p/1000)	Done	1,29	0,72	0,41
PVMC3	Goal	80,00	80,00	80,00
(%)	Done	88,63	93,58	96,54
PVMC4	Goal	97,00	97,00	97,00
(%)	Done	99,22	100,00	99,47
PVMC5	Goal	80,00	80,00	80,00
(%)	Done	83,06	87,80	90,66
PVMC6	Goal	10,00	10,00	10,00
(p/1000)	Done	5,14	4,92	5,56
PVMC7	Goal	57,00	57,00	57,00
(%)	Done	58,08	58,35	58,76
PVMC8	Goal	85,00	85,00	85,00
(%)	Done	95,91	96,28	96,31
PVMC9	Goal	3,00	3,00	3,00
(%)	Done	1,29	1,30	1,27

PVMC 1 - Claims rate
PVMC 2 - Coverage and traffic jam claims per 1,000 active lines
PVMC 3 - Call Center attendance rate
PVMC 4 - Clients answer rate
PVMC 5 - Public attendance rate
PVMC 6 - Number of bills with mistakes' claims per 1,000 bills issuer
PVMC 7 - Calls completed rate
PVMC 8 - Access on first try rate
PVMC 9 - Dropped calls rate

Interconnection

Interconnection is the connection between functionally compatible telecommunication networks, so that service users from a given network may communicate with service users from another network, or to access services offered by it.

The telecommunication operating companies of collective interest (wireline) are obliged to make their networks available for interconnection when requested by another telecommunications service provider of collective interest (wireline).

The interconnections between networks of telecommunication service providers are governed by the General Law of Telecommunications (Law No. 9.472, of July 16, 1997), the general interconnection regulations, norms and regulations specific to each service, as well as by the interconnection agreements entered into between the operating companies and approved by ANATEL. The interested parties are free to negotiate such agreements, so long fair, ample and just competition is maintained.

The interconnection agreements stipulate the type, form and conditions in which interconnection is to be provided; rights, guarantees and obligations of the parties; prices to be charged, when not established by ANATEL; means for rendering accounts between operating companies; conditions for infrastructure sharing; technical conditions relative to interconnection implementation and quality; fines and other sanctions; court and manner for extra judicial resolution of contract divergences.

Tariff Regulation

The concessions granted to the Band-A and Band-B operators, including the concessions of the parent company, contain a maximum price mechanism for establishing and adjusting tariffs on an annual basis. The maximum price mechanism stipulated by ANATEL consists of a maximum limit or maximum price linked to the weighted tariff average for a basket of services. The basket contains items from the basic service plan, including the monthly basic subscription, VC1 tariff (local calls placed, per minute of usage or 6 second fraction thereof), VC2 tariff (calls placed outside the registration area and within the states comprising Area 10 - Piauí, Ceará, Rio Grande do Norte, Paraíba, Pernambuco and Alagoas, per minute of usage or 6 second fraction thereof), VC3 tariff (calls placed outside the registration area and outside the states comprising Area 10- Piauí, Ceará, Rio Grande do Norte, Paraíba, Pernambuco and Alagoas, per minute of usage or 6 second fraction thereof), DSL1 tariff (calls received when located outside the area of mobility and within the states comprising Area 10 - Piauí, Ceará, Rio Grande do Norte, Paraíba, Pernambuco and Alagoas, per minute of usage or 6 second fraction thereof), DSL2 tariff (calls received when located outside the area of mobility and outside the states comprising Area 10 - Piauí, Ceará, Rio Grande do Norte, Paraíba, Pernambuco and Alagoas, per minute of usage or 6 second fraction thereof, and the AD tariff (calls made or received outside the area of mobility), as well as the interconnection fees and the network usage fees.

The initial maximum price agreed to between ANATEL and the parent company at the time of the concession was based on preexisting tariffs, which were prepared taking into account the parent company's total costs. The initial price will be adjusted on an annual basis in conformity with the formula stipulated in the concession. The formula allows two increases in the maximum price. The first increase is adjusted to reflect increases in inflation, by multiplying the maximum price by (1 + 1(y)), where y represents the inflation rate measured by the Fundação Getúlio Vargas' General Price Index -Internal Availability (IGP-DI). The second, since the maximum price covers a basket of services, while the weighted tariff average for the entire basket cannot exceed the maximum price, the tariffs for individual services within the basket can be increased. The Parent Company may increase the tariff for any individual service by up to 20%, subject to a downward adjustment to reflect the inflation already included in the annual increases of the maximum basket increase, in order for it to adjust the other prices downwards, so as to ensure that the weighted tariff average does not exceed the maximum price.

Since October 1994, the cellular mobile telephone service in Brazil, which differs from that in the United States, is offered based on the "calling party pays" system. According to the "calling party pays" policy, the cellular mobile service subscriber generally pays utilization expenses only for the calls made by such person.

When a subscriber places a call from a limited geographic area (the registration area) to another person within the same registration area, said subscriber pays a certain tariff per minute (VC1). If the person receiving the call is located outside the registration area, from where the call originated, but within the concession area of the cellular service provider of such registration area, the subscriber pays a higher tariff (VC2). Calls made within a registration area to a recipient located outside the concession region from where such registration area is located will be billed at a much higher tariff (VC3). The company receives the income from VC1, VC2 or VC3, whichever the case, for all cellular calls originated in the region, whether they are placed by the subscriber of the Parent Company or by the subscriber of another cellular operating company that is visiting the region. Similarly, when a subscriber of the company places a call while outside the region, the VC1, VC2 or VC3 income, whichever the case, associated to those calls are paid to the cellular operator from the concession region from where the call was made.
When the subscriber of the company places or receives a call while outside the registration area to which it is registered for the service, the subscriber also pays the company a surcharge per call known as AD. When the client of the company receives a call outside its registration area, he or she also pays a tariff: if said person is located within the operating company's concession area, he or she will pay the DSL1 tariff and, if located outside the operator's concession area, such person will pay the DSL2 tariff, which is higher than the DSL1.

The other telecommunications companies that wish to interconnect with and utilize the operating company's network shall pay certain tariffs, mainly the use of network fee, which is subject to a maximum price stipulated by ANATEL.

The maximum use of network price established by ANATEL varies from company to company, based on the cost characteristics of each operating company's network. The tariff is a fee charged per minute of use, and represents an average expense for the operating company's basket of services.

05.03 – Peak Business Periods

In accordance with the region characteristic of natural vocation for tourism and, because of the investments realized in this sector during the last years, there was an increase in the tourism flow, mainly during the summer months, and during this period we can see na increase in the volume of the traffic generated (incoming and outgoing).

06 – Products and Services Offered

1 – ITEM	2 – MAIN PRODUCTS AND SERVICES	3 - % OF NET INCOME
01	Cellular mobile telephone services	95,5
02	Sale of cellular phones and accessories	4,5

06.01 – Main Clients according to Product and/or Service Offered

1 – ITEM	2 – ITEM	2 –PRODUCT NAME / CLIENT NAME	3 – CLIENT PARTICIPATION IN NET INCOME
001		Cellular mobile telephone services	
001	001	Clients in general, both public and private	95,5
002		Sale of cellular phones and accessories	
002	001	Clients in general, both public and private	4,5

07 – Production Process

Through its operating companies, **Tele Nordeste Celular** offers its subscribers post-paid cellular services, using digital technology (TDMA), and analog technology in locations where the plant has not yet been fully digitalized. The Company also offers the prepaid service plan – totally digital.

Under the post-paid system, **Tele Nordeste Celular's** subsidiaries offer a basic service plan as well as special service plans – called *Fórmula TIM*, which are billed monthly and the client can choose from among 6 different payment dates. In the prepaid system, clients purchase credits in advance using their Timmy Card, which can be procured through a vast network of distributors (company stores and licensed stores, lottery houses, drugstores, supermarkets, post offices, etc.) or by means of bank transfers. Users can place and receive calls while their balance is positive and within the term of validity. Once the balance is used up, users can still continue receiving calls, but can only place calls to the Customer Service Call Center, toll-free numbers and emergency numbers for a 150 day period, after such period, users will no longer be able to receive calls, only place calls to the Customer Service Call Center, toll-free numbers and emergency numbers. 180 days after the last recharging of credits, the phone is automatically disconnected.

Through its operating companies, **Tele Nordeste Celular** also commercializes cellular phone handsets and accessories in general.

The table below summarizes the advanced services (complementary) currently offered by the **Tele Nordeste Celular** operating companies:

Post-paid System

SERVICE	DESCRIPTION	MONTHLY FEE
Call transfer when line is busy/no answer	If busy, calls are transferred to another telephone number selected by the client. If not answered, the call is transferred to another telephone number selected by the client.	No charge
Mail Box	Receives and stores messages when the cellular phone is turned off, out of service or if the subscriber does not answer the call.	No charge
Call Waiting	The subscriber is advised while speaking on the cellular phone that another person is trying to place a call to his/her number.	No charge
Follow-me	Allows all calls directed to the cellular phone number to be automatically transferred to a number programmed by the subscriber.	No charge
Consultation / Conference Call	When the subscriber is speaking with someone, this service allows connecting with another party in order for three parties to communicate simultaneously.	No charge
Digital Caller ID – RADAR	Valid only for digital phones. It informs the telephone number that is calling the subscriber.	No charge

Prepaid System

Mail Box	Receives and stores messages when the cellular phone is turned off, out of service or if the subscriber does not answer the call.	No charge
Digital Caller ID – RADAR	Valid only for digital phones. It informs the telephone number that is calling the subscriber.	No charge

The table below presents the other services currently offered by the **Tele Nordeste Celular** operating companies:

SERVICE	TARIFF
Client-requested call blocking	R$ 6.72
Call blocking due to loss	No charge
Investigation cost	No charge

Additional copy of statement	No charge
Change of registration area	R$ 6.72
Client-requested change of number	R$ 6.72
Change of phone handset	R$ 6.72
NFST reissue	No charge
Issuance of NFST simple form (at counter)	No charge
Detailed bill (pre-paid)	R$6.72
Detailed bill	No charge
Choice of number	No charge
Definitive transfer of subscription	No charge

(*) Gross values

Value Added Services

Short Message – SMS was launched in July de 2000, started to be charged in December 2000, in the amount of R$0,19 per message sent (gross amount, with tax). Through the website, this service is still free. The messages received are not charged. This service is blocked to those delinquents clients (postpaid system) and no credit clients (prepaid system).

In February de 2001, two new services were offered by the Tele Nordeste's operating companies: Intelligent Network and WAP.
Intelligent Network is a new conception in business mobile communications. It is a service designed for companies, that permits the creation of groups of users, promotes the improvement of the mobile communications and permits the control of generated and received calls. All in accordance with the company definition.

Wap service is provided through TIMnet, a subsidiary company created with the objective of develop internet solutions and innovative value added services. Although the technology was available, this service was not offered before, because the lack of TDMA WAP handsets in the Brazilian market.

The operating companies of Tele Nordeste Celular offer, in conjunction with other Band-A and Band-B operators, Automatic Roaming service throughout Brazil, which allows a subscriber (post-paid or prepaid) to receive all calls made to his or her number, regardless of the region where this person is located. Cellular service is also offered to visiting subscribers of other Band-A and Band-B operating companies. The operating companies charge these other operating companies for the services offered to their visiting subscribers, pursuant to the Roaming agreements signed with such operators.

The operating companies of Tele Nordeste Celular also possess International Roaming Agreements with Miniphone S.A. (Buenos Aires), Compãnia e Radio Comunicaciones Móviles S.A. (Buenos Aires), Telecom Personal S.A. (Interior and northern region of Argentina), Telefónica Comunicaciones Personales S.A. (Southern Argentina), Administración Nacional de Telecomunicaciones (Uruguay) and Abiatar S.A. – Movicom (Uruguay), which allow subscribers to use their cellular phones in Argentina, Uruguay and Paraguay , as well as the subscribers of those companies to use their cellular phones in Tele Nordeste Celular's concession area . Additionally, the operating companies of Tele Nordeste Celular are currently negotiating an International Roaming Agreement with Telefónica Celular del Paraguai S.A. (Paraguay) and Telecomuicações Móveis Nacionais S.A. – TMN (Portugal).

The operating companies of Tele Nordeste Celular also offer their clients (post-paid and prepaid) the Customer Service Call Center, twenty-four hours a day, seven days a week, with the objective of solving customer problems and doubts. The Tele Nordeste Celular companies monitor these services with regards to service quality.

Billing and Management System

In 1999, the operating companies of **Tele Nordeste Celular** implemented a new billing system (CABS2000), developed by the English company SEMA Group, which is centralized in the city of Recife,

Pernambuco state, where **Tele Nordeste Celular's** head offices are located. This new billing system encompasses everything from the billing of calls to customer services.

In November of 2001, BSCS takes place as the new billing system, having as main objective, give the flexibility and capable tools to adoptee the costumer needs. Accelerating the lunch of new products.

The operating companies receive payment for the use of their network through calls terminated in cellular phones of their subscribers or via calls placed and received by visiting clients. Likewise, they make payments to other operating companies for the use of their networks on the part of their clients when visiting the concession areas of such operators. The statements of these transactions are prepared by Embratel by means of the DETRAF (Traffic Statement), as stipulated by the specific agreement (Clearing House).

According to current legislation, invoices are delivered to the client's residence at least 05 (five) days prior to the payment due date.

Service Suspension and Cancellation

Partial suspension (blockage) occurs 15 days after the payment due date (client can only receive calls, cannot place calls); after 30 the client are steer to a credit blacklist; after 60 days, the account is submitted to an outsourced company for collection, after 90 days the line is fully blocked (client cannot place or receive calls) and, lastly, after 120 days, the phone is disconnected.

The operating companies of **Tele Nordeste Celular** have adopted since the end of Telebrás until the end of 1999 the following criteria for calculating the Provision for Doubtful Accounts (PDD):

Amounts past due between 1 and 60 days	0%
Amounts past due between 61 and 90 days	40%
Amounts past due between 91 and 120 days	60%
Amounts past due between 121 and 150 days	80%
Amounts past due more than 150 days	100%

From 2000 until the end of 2001 **Tele Nordeste Celular** have adopted the following criteria:

Amounts past due between 61 and 90 days	35%
Amounts past due between 91 and 120 days	55%
Amounts past due between 121 and 150 days	75%
Amounts past due between 151 and 180 days	95%
Amounts past due 180 days	100%

Since January 2002. Tele Nordeste Celular Participações S.A. and their subsidiaries are using the following criteria

Falling due	1%
Amounts past due 30 days	1%
Amounts past due between 31 and 60 days	1%
Amounts past due between 61 and 90 days	35%
Amounts past due between 91 and 120 days	55%
Amounts past due between 121 and 150 days	75%
Amounts past due between 151 and 180 days	95%
Amounts past due 180 days	100%

08 – Commercialization and Distribution Process, Markets and Exports

Markets

The year of 2001 was branded by the search of Shareholders´ rich maximization in the controlled companies of Telê Nordeste Celular. Growth with profitability was the strategy adopted by Tele Nordeste Celular. It also was the year witch Fixed phone was overcome by Mobile one in Latin America, consolidating Mobile phone as the third millennium's way of communication.

A survey by *Pirâmide Research* revealed that mobile phone service penetration rate was 17% versus 16,9% for the wireline services. The survey also stresses that the advantages of mobile services will become more marked when new operators enter the Latin American market looking for prospective customers for the 2,5 th and 3th Generations´service. The survey also shows that the penetration rates may reach 35 percente for mobile service and 20 percente for wireline service by 2006.

Brazil, as an emerging market, has experienced an extraordinary growth of mobile telephone service, with an increase in subscribers exceeding 532% in four years. By the end of 2001, there were approximately 28,7 million active cell telephone lines in the country, representing a penetration rate of 17 %.

In the areas of the operators controlled by Tele Nordeste Celular , Area 10, which is comprised of the states of Piauí, Ceará, Rio Grande do Norte, Paraíba, Pernambuco and Alagoas, the growth was about 486% over the past four years. Today, mobile phone penetration in the region is approximately 10.3%

The growth in the number of subscribers is not the only kind of advancement that is drawing attention. Cellular service has also been undergoing extraordinary technological development, enabling the introduction of several new value-added services, such as short messaging, Internet access and "chat".

The companies controlled by Tele Nordeste Celular are: Telepisa Celular S.A., Teleceará Celular S.A., Telern Celular S.A., Telpa Celular S.A., Telpe Celular S.A. e Telasa Celular S.A., the Band A operating companies in the states of Piauí, Ceará, Rio Grande do Norte, Paraíba, Pernambuco and Alagoas, respectively. The charte below demonstrates the shareholdings interest of Tele Nordeste Celular in the capital of its subsidiaries:

Company	**% Capital**	
	Voting Shares	**Total**
Telepisa Celular S.A.	97,5	78,9
Teleceará Celular S.A.	85,6	79,6
Telern Celular S.A.	92,6	75,4
Telpa Celular S.A.	94,9	71,9
Telpe Celular S.A.	94,9	77,7
Telasa Celular S.A.	97,2	78,0

Together, the operators controlled by Tele Nordeste Celular serve over 1.757.000 customers.They operate with digital technology(*Time Division Multiple Access – TDMA*),enabling the provision of a variety of value-added services, in addition to maintaining analogic voice channels to serve a small number of their customers, who still own analog terminals, and visitors from other operators with analog technology or digital technology not compatible with TDMA.

Throughout 2001, Tele Nordeste Celular and its operating companies steered their efforts toward growth with profitability, focusing corporate actions on:

q) Cost and operating expenses reduction;
r) Bad debt control and reduction;
s) Customer retention and loyalty;
t) Network digitalization and optimization;
u) Development of new services and rate plans, geared particulary to the corporate segment;
v) Improvement of profitability of the prepaid segment;
w) Increase in market share;
x) Optimization of human resources.

Macroeconomic Context and Business Sector

In July of 1997 the "General Law of Telecommunications" was enacted (Law No. 9.472 of July 16,1997), which created the new regulatory agency, the National Telecommunications Agency (ANATEL), updated the sectors regulations and also established the basic principles for privatizing the sector.

In July of 1998,11 of the 12 holding companies resulting from the Telebrás System reorganization were auctioned off, one of these companies being Tele Nordeste Celular. The other 11 holding companies comprised three parent companies of wireline telephone companies, seven parents companies of cellular mobile telephone companies and one operating company for long distance domestic and international services. In this auction, the Bitel Participações/UGB Participações consortium acquired the shareholding control of the company.

In March 1999, Bitel Participações S.A., the company controlled by Telecom Italia Mobile SpA - TIM, acquired the shares owned by UGB Participações, thus becoming the sole controlling shareholder of Tele Nordeste Celular.

TIM is one of the largest cellular mobile service operating companies in Europe and worldwide, with more than 41 million clients, of which 4 million in Brazil. TIM also detains the shareholder control in Tele Celular Sul Participações S.A. (the holding company that controls the Band A cellular operating companies in the states of Paraná and Santa Catarina, as well as the city of Pelotas in Rio Grande do Sul) and Maxitel (the Band B cellular operating company in the states of Sergipe, Bahia and Minas Gerais).

With the Invitation to Bid on Personal Communication Services (PCS), dated November 22, 2000, Anatel divided Brazil into three regions (Area I – comprising the following states: Rio de Janeiro, Espírito Santo, Minas Gerais, Amazonas, Roraima, Amapá, Pará, Maranhão, Bahia, Sergipe, Piauí, Ceará, Rio Grande do Norte, Paraíba, Pernambuco and Alagoas; Area II – comprising the following states: Paraná, Santa Catarina, Rio Grande do Sul, Goiás, Tocantins, Mato Grosso, Mato Grosso do Sul, Rondônia and Acre, as well as the Federal District; and Area III – comprising the state of São Paulo), and created 3 new Bands "C", "D" and "E", which will operate on the 1.8 GHz frequency.

The PCS, which according to Anatel succeeds the Cellular Mobile Service (SMC), should increase the offer of cellular mobile services and allow for new services and features, motivating and technological transition to the so-called third generation of mobile devices, 3G. The two current Bands "A" and "B" may opt for to migrate to the PCS prior to the hands of their license terms, or will be incorporated to the PCS once their licenses expire.

According to the schedule established in the PCS Tender document, the Band "C", "D" and "E" auctions were originally programmed to take place bond January 30, 2001. After several postponements, there were no interested parties in Band C, the band "D" auction took place on February 13, 2001, whereas the band "E" auction was on March 13, 2001.

In the Band "D" auction, region I was acquired by Tele Norte Leste Participações S.A., whereby TIM acquired regions II and III. In the Band "E" auction, region I was acquired by TIM. With this, TIM should significantly increase its presence in Brazil.

Commercialization and Distribution

The sales and distribution channels used by the operating companies of Tele Nordeste Celular are as follows:

Own Stores: operated by the cellular mobile telephone company, they specifically cover services and complaints that cannot be handled by telephone, in addition to commercializing cellular handsets, accessories and services offered by the company;

Call Center: telephone services provided 24 hours a day, seven days a week, providing support to client service requests, explanations to doubts and complaints, as well as divulging the company's services;

Licensed Dealers: electronic product shops, large department stores, supermarkets, among others, contracted as indirect channels in several locations within the concession area, aimed at providing activities similar to those offered by the self-owned Stores.

The table below shows the evolution in the sales and distribution channels of **Tele Nordeste Celular's** operating companies:

	1998		1999		2000		2001	
Operator	Own	Dealers	Own	Dealers	Own	Dealers	Own	Dealers
Telepisa Celular	3	14	4	31	2	21	2	27
Teleceará Celular	10	30	10	45	6	72	3	98
Telern Celular	3	34	3	49	3	57	3	50
Telpa Celular	4	31	6	39	4	54	2	54
Telpe Celular	8	72	9	101	6	119	4	136
Telasa Celular	4	15	4	28	2	38	2	44
Total	32	196	36	293	23	361	16	409

The Authorized Dealers receive market training and support to ensure high service standards to their clients. Contracts with independent dealers are established for sale and qualification purposes, and may be terminated without any payment whatsoever in cases of insufficient performance or non-performance of contractual clauses. In this case, thirty-days advance notice in writing will suffice. Independent dealers receive different commissions for each new subscriber qualified, depending on the type of business relationship (exclusive or non-exclusive); they also receive according to the type of relationship, a contribution for marketing expenses.

Network Coverage and Use

The distribution (supply of services) is made by means of a network composed of switching offices (CCCs) and cell sites (ERBs) installed in the concession regions, pursuant to the technical criteria established by the Network Engineering area.

The table below shows the evolution in certain operational aspects consolidated for **Tele Nordeste Celular**:

Item	12/31/2001	12/31/2000	12/31/1999
Number of Post-paid Clients	785.455	825,006	860,529
Number of Prepaid Clients	972.205	685,994	327,383
Subscriber Growth for the Period	16,32%	27%	93%
Estimated population, in millions (1)	26.0	26.0	26.0

Cellular Penetration Rate in the Region (2)	10,3%	8.8%	6.6%

(1) Base: IBGE (Brazilian Institute of Geography and Statistics)
(2) Number of subscribers (Band A & Band B) divided by the region's population.

Tariffs

Revenues of the operating companies result from: (a) qualification fee, which is paid by a new subscriber to obtain cellular service (since November/1998, the **Tele Nordeste Celular** operating companies have stopped charging this fee); (b) usage fees; (c) monthly subscription fee; (d) network usage fee and other additional services.

The tariffs for cellular communication services provided by the operating companies are the object of final approval from ANATEL, which is responsible for establishing the maximum tariffs for cellular mobile telephone services.

In the post-paid system, the operating companies also offer special plans – called Fórmula TIM. Additional information can be obtained by visiting our homepage at www.timnordeste.com.br.

Post Paid

PERNAMBUCO		
Basic Plan	**Values with taxes**	
	Normal	**Reduction**
Local Calls Mobile-Fixed VC1	0.45	0.32
Local Calls Mobile-Mobile VC1 TIM-TIM	0.60	0.41
Local Calls Mobile-Mobile VC1	0.60	0.41
Regional Calls Mobile-Fixed VC2	0.45	0.32
Regional Calls Mobile-Mobile VC2 TIM-TIM	0.60	0.41
Regional Calls Mobile-Mobile VC2	0.60	0.41
National Calls Mobile-Fixed VC3	1.17	0.82
National Calls Mobile-Mobile VC3	1.17	0.82
Additional for Regional DSL	0.52	
DSL1	0.41	0.29
Additional fee for National Roaming	**In Roaming**	
DSL2	0.58	0.40
Monthly Subscription Fee (minutes)	***0***	
Monthly Subscription Fee	19.20	
Those fees a different due to a change in the ICMS rate on telecommunications service 25% (twenty five per cent) and 285 (twenty eight per cent) up to 01.01.2002, as the law 12.135/01 from 19 of December 2001.		

ALAGOAS, PARAÍBA, RIO GRANDE DO NORTE, CEARÁ and PIAUÍ		
Basic Plan	**Values with taxes**	
	Normal	**Reduction**
Local Calls Mobile-Fixed VC1	0.44	0.31
Local Calls Mobile-Mobile VC1 TIM-TIM	0.58	0.40

Local Calls Mobile-Mobile VC1	0.58	0.40
Regional Calls Mobile-Fixed VC2	0.44	0.31
Regional Calls Mobile-Mobile VC2 TIM-TIM	0.58	0.40
Regional Calls Mobile-Mobile VC2	0.58	0.40
National Calls Mobile-Fixed VC3	1.13	0.79
National Calls Mobile-Mobile VC3	1.13	0.79
Additional for Regional DSL	0.50	
DSL1	0.40	0.28
Additional fee for National Roaming	**In Roaming**	
DSL2	0.56	0.39
Monthly Subscription Fee (minutes)	**0**	
Monthly Subscription Fee	18.39	

TIM can readjust the fee, a in the hypothesis set in the law, by a previous announcement of the new fees on a daily newspaper at least 2 days before the charge.
Normal: from Monday till Saturday between 07am and 9pm.
Reduction: from Monday till Saturday after 9pm until 7am, Sundays a holydays

Prepaid System

Plano DIA (

PERNAMBUCO		
Pre Paid	**NORMAL**	**Reduction**
Local Calls Mobile-Fixed VC1	0.78	0.57
Local Calls Mobile-Mobile VC1 TIM-TIM		
Local Calls Mobile-Mobile VC1		
Regional Calls Mobile-Fixed VC2		
Regional Calls Mobile-Mobile VC2 TIM-TIM		
Regional Calls Mobile-Mobile VC2		
National Calls Mobile-Mobile VC3		
National Calls Mobile-Mobile VC3		
Additional for Regional DSL	0.43	
DSL1	0.41	
DSL2	0.67	
Timmy Quarteto	0.38	

ALAGOAS, PARAÍBA, RIO GRANDE DO NORTE, CEARÁ and PIAUÍ		
Pre Paid	**NORMAL**	**Reduction**
Local Calls Mobile-Fixed VC1	0.75	0.55
Local Calls Mobile-Mobile VC1 TIM-TIM		
Local Calls Mobile-Mobile VC1		

Regional Calls Mobile-Fixed VC2		
Regional Calls Mobile-Mobile VC2 TIM-TIM		
Regional Calls Mobile-Mobile VC2		
National Calls Mobile-Mobile VC3		
National Calls Mobile-Mobile VC3		
Additional for Regional DSL	0.42	
DSL1	0.40	
DSL2	0.65	
Timmy Quarteto	0.37	

Plano NOITE

PERNAMBUCO		
Pre Paid	**NORMAL**	**Reduction**
Local Calls Mobile-Fixed VC1	1.03	0.36
Local Calls Mobile-Mobile VC1 TIM-TIM		
Local Calls Mobile-Mobile VC1		
Regional Calls Mobile-Fixed VC2		
Regional Calls Mobile-Mobile VC2 TIM-TIM		
Regional Calls Mobile-Mobile VC2		
National Calls Mobile-Mobile VC3		
National Calls Mobile-Mobile VC3		
Additional for Regional DSL	0.43	
DSL1	0.41	
DSL2	0.67	
Timmy Quarteto	0.34	

ALAGOAS, PARAÍBA, RIO GRANDE DO NORTE, CEARÁ and PIAUÍ		
Pre Paid	**NORMAL**	**Reduction**
Local Calls Mobile-Fixed VC1	0.99	0.36
Local Calls Mobile-Mobile VC1 TIM-TIM		
Local Calls Mobile-Mobile VC1		
Regional Calls Mobile-Fixed VC2		
Regional Calls Mobile-Mobile VC2 TIM-TIM		
Regional Calls Mobile-Mobile VC2		
National Calls Mobile-Mobile VC3		
National Calls Mobile-Mobile VC3		
Additional for Regional DSL	0.42	
DSL1	0.40	
DSL2	0.65	

Timmy Quarteto	0.33

Plano TODA HORA

PERNAMBUCO		
Pre Paid	**NORMAL**	**Reduction**
Local Calls Mobile-Fixed VC1	0.75	0.75
Local Calls Mobile-Mobile VC1 TIM-TIM		
Local Calls Mobile-Mobile VC1		
Regional Calls Mobile-Fixed VC2		
Regional Calls Mobile-Mobile VC2 TIM-TIM		
Regional Calls Mobile-Mobile VC2		
National Calls Mobile-Mobile VC3		
National Calls Mobile-Mobile VC3		
Additional for Regional DSL	0.43	
DSL1	0.41	
DSL2	0.67	
Timmy Quarteto	0.38	

ALAGOAS, PARAÍBA, RIO GRANDE DO NORTE, CEARÁ and PIAUÍ		
Pre Paid	**NORMAL**	**Reduction**
Local Calls Mobile-Fixed VC1	0.72	0.72
Local Calls Mobile-Mobile VC1 TIM-TIM		
Local Calls Mobile-Mobile VC1		
Regional Calls Mobile-Fixed VC2		
Regional Calls Mobile-Mobile VC2 TIM-TIM		
Regional Calls Mobile-Mobile VC2		
National Calls Mobile-Mobile VC3		
National Calls Mobile-Mobile VC3		
Additional for Regional DSL	0.42	
DSL1	0.40	
DSL2	0.65	
Timmy Quarteto	0.36	

P.S: It will not have charge of AD and DSL-1 in the dislocation inside of the registered area of the Estate. AD and DSL-1 will be charge for incoming call in interstate roaming. In national roaming, AD and DSL-2 will be charge for incoming calls

If the user want to change the plan, It can be done any time by phoning from your Timmy Digital to *44. The first time is free, a R$5.00 fee is going to be charge in the other changes. In each change the user has to wait at least 7 days before change again.

Use of Network Tariff

In addition to the income from cellular phone calls originated within the region, the operating companies of **Tele Nordeste Celular** receive revenues from any call (cellular or wireline) completed to a cellular phone within its coverage area. **Tele Nordeste Celular's** operating companies charge the operating company from which network a call was originated, a use of network tariff for each minute that the Company's network is used to complete such call.

	Fev/2002	12/31/2001	12/31/2000	12/31/1999
Network Tariff (R$) (*)	0.2963	0.2607	0.2607	0.2184

(*) Net of ICMS Tax

Taxes on Telecommunication Services

The main tax levied on telecommunication services is the Value Added Tax on Sales and Services (ICMS), a state tax which rate is 25% in the states where **Tele Nordeste Celular's** operating companies are present in and charged on both national and international calls. Until recently, the ICMS tax rate on international calls was zero.

Other taxes applicable to telecommunication services include: Tax for Social Security Financing Billings (COFINS) and the Employees' Profit Participation Program (PIS), both of which are federal taxes. The tax rates in effect until December/2000 were 3% and 0.65%, respectively.

9 – Positioning in the Competitive Process

The Band-B operator BCP, a consortium formed by BellSouth and Banco Safra, began its operations in mid-1998 with a fully digital network, however covering a smaller geographic region. We estimate that our market share totaled approximately 65.4% at the end of 2000. The penetration rate in the region was estimated at 8.8% at the end of 2000, compared to the country's penetration of approximately 13.9% (23 million cellular lines in activity).

In 2000, the operating companies of **Tele Nordeste Celular**, as a whole, expanded their client base to a total of 1,511,000 clients (825,000 post-paid service and 686,000 prepaid service), with the inclusion of 691,000 new clients and the disconnection of 368,000 clients. The majority of disconnected clients was due to payment delinquency. **Tele Nordeste Celular's** service coverage encompasses 74.5% of the population and 29% of the concession area, composed of 307 municipalities.

The PCS, which according to Anatel succeeds the Cellular Mobile Service (SMC), should increase the offer of cellular mobile services and allow for new services and features, motivating and technological transition to the so-called third generation of mobile devices, 3G. The two current Bands "A" and "B" may opt for to migrate to the PCS prior to the hands of their license terms, or will be incorporated to the PCS once their licenses expire.

According to the schedule established in the PCS Tender document, the Band "C", "D" and "E" auctions were originally programmed to take place bond January 30, 2001. After several postponements, there were no interested parties in Band C, the band "D" auction took place on February 13, 2001, whereas the band "E" auction was on March 13, 2001.

In the Band "D" auction, region I was acquired by Tele Norte Leste Participações S.A., whereby TIM acquired regions II and III. In the Band "E" auction, region I was acquired by TIM. With this, TIM should significantly increase its presence in Brazil.

Although **Tele Nordeste Celular** does not consider the wireline operating companies a direct competitor, it is important to point out that the wireline service operators in the region are Tele Norte Leste Participações S.A. (Telemar), which also resulted from the Sistema Telebrás split-up, and Vesper S.A. (Telemar's mirror company).

10 – Main Patents, Trademarks and Franchises

The operating companies of **Tele Nordeste Celular** are concessionaires of cellular mobile telephone services and activities necessary or useful to the execution of such services, pursuant to the concession terms granted by the Federal Government on November 4, 1997.

The maturity dates and respective concession coverage areas of the operating companies are as follows:

Operating Company	State	Term
- Telepisa Celular	Piauí	March 27, 2009
- Teleceará Celular	Ceará	November 28, 2008
- Telern Celular	Rio Grande do Norte	December 31, 2008
- Telpa Celular	Paraíba	December 31, 2008
- Telpe Celular	Pernambuco	May 15, 2009
- Telasa Celular	Alagoas	December 15, 2008

The concessions may be renewed for consecutive 15-year periods, upon payment of the fees for the right to exploit cellular telecommunication services and for the use of associated radio frequencies.

11 - Investment Projects

Since the privatization process, the investment priorities of Tele Nordeste have focused on expanding network and coverage capacity, in addition to improving the general quality of the network and its services. Tele Nordeste Celular and its operating subsidiaries have as excellence reference the continuous technological development and customer service improvement.

In 1998, investments totaled approximately R$167 million, as part of the service expansion and modernization program, including the partial digitalization of the network. During 1999, R$ 240 million was invested mainly in the expansion, modernization and digitalization of the plant, with special emphasis on the *Praias Project*, which covers the entire coastal region within **Tele Nordeste Celular's** concession area, as well as the *Rodovias Project*, aimed at providing coverage on the main highways in the region. Significant investments were also made in the purchase and implementation of new billing and customer service systems, as well as the SAP R/3 management system.

During the year 2000, R$202.1 million were invested, basically on expanding network and coverage capacity, in addition to improving the general quality of the network and its services, and the launch of new sevices.

Together in 2001, Tele Nordeste Celular and its operating companies invested R$ 132.0 million, mainly in the following projects:

Network:

a) Implementation of new services;
b) Increase in the availability of the existing services;
c) Greater plant digitalization; and,
d) Network optimization.

Information Technology:

a) Acquisition and development of new systems to expedite customer service, facilitate the generation of new products, new rate plans, implement new dealer remuneration, efficiently manage debt negotiation and collection efforts, improve customer service and loyalty;
b) Acquisition of the new postpaid service invoicing system that enables Tele Nordeste Celular's operating subsidiaries to widen their customer base, among other things;
c) Design of a new Management support system, such as the creation of a communication channel between Management and staff on the Intranet, with the objective of having information reach each staff member swiftly and without noise.

Investments (Parent Company)

Investments in subsidiaries at December 31, 2001

	Telasa Celular S.A.	Telpe Celular S.A.	Telpa Celular S.A.	Telern Celular S.A.	Teleceará Celular S.A.	Telepisa Celular S.A.	Timnet. Com S.A.	Balance
Capital	31,410	113,849	43,164	42,823	89,440	23,392	78,000	
Number of shares held (thousands)								
Common	2,564,842	3,273,740	421,895	315,859	637,716	770,184	15,600,000	
Preferred	2,338,288	2,708,992	571,404	503,850	1,025,809	1,037,781	-	
Shareholdings (%)	78,0164%	77,6799%	71,8475%	75,4192%	79,5489%	78,8480%	33,3333%	
Shareholders' equity without the special premium reserve at 12/31/2001	54,832	170,238	50,675	49,870	176,439	39,439	41,136	
Profit (loss) for the year	11,587	32,102	(192)	9,037	39,411	7,429	(5,664)	
Equity pick up	9,040	24,936	(138)	6,816	31,351	5,857	(1,888)	75,974
Investments	42,778	132,241	36,408	37,612	140,355	31,097	13,712	434,203
Effect of partial premium split-off	19,507	89,815	15,134	17,654	40,395	10,434	-	192,939
Investment at 12.31.01	**62,285**	**222,056**	**51,542**	**55,266**	**180,750**	**41,531**	**13,712**	**627,142**

10 Investments (Parent Company) - continued

Investments in subsidiaries at December 31, 2000

	Telasa Celular S.A.	Telpe Celular S.A.	Telpa Celular S.A.	Telern Celular S.A.	Teleceará Celular S.A.	Telepisa Celular S.A.	Timnet. Com S.A.	Balance
Capital	30,256	108,688	42,268	42,823	87,050	22,775	18,000	
Number of shares held (thousands)								
Common	2,417,382	3,057,180	399,678	315,859	602,115	715,561	9,000,000	
Preferred	2,338,288	2,708,992	571,404	503,850	1,025,809	1,037,781	-	
Shareholdings (%)	77,6030%	77,2199%	71,4990%	75,4192%	79,3080%	78,4751%	50,00%	
Shareholders' equity without the special premium reserve at 12/31/2000	45,176	141,200	49,937	42,980	144,946	33,306	4,500	
Profit (loss) for year	7,314	13,776	3,490	(1,434)	23,603	1,947	-	
Equity pick up	5,684	11,731	2,501	(1,075)	18,752	1,532	-	39,125
Investments	35,097	109,423	35,875	32,415	115,054	26,249	4,500	358,613
Effect of partial premium split-off	20,661	94,975	16,029	17,654	42,785	11,052	-	203,156
Investment at 12.31.00	**55,758**	**204,398**	**51,904**	**50,069**	**157,839**	**37,301**	**4,500**	**561,769**

Transactions with Related Parties

The main transactions between the parent company and subsidiaries are represented by network use services and loans, and were carried out under normal market conditions

	Telasa Celular S.A.	Telpe Celular S.A.	Telpa Celular S.A.	Telern Celular S.A.	Teleceará Celular S.A.	Telepisa Celular S.A.	Balance In 2001	Balance in 2000
Assets								
Current	**569**	**827**	**360**	**540**	**800**	**247**	**3,343**	**18,679**
Other rights	271	827	217	256	563	128	2,262	18,679
Loans	298	-	143	284	237	119	1,081	-
Dividends and interest on own capital	**2,147**	**5,829**	**-**	**1,445**	**7,437**	**1,377**	**18,235**	**8,619**
Liabilities								
Current	**-**	**10,690**	**-**	**-**	**-**	**-**	**10,690**	**1,556**
Other liabilities	-	9	-	-	-	-	9	1,556
Loans	-	10,681	-	-	-	-	10,681	-
Expenses	**-**	**585**	**-**	**-**	**29**	**-**	**614**	**13**
Financial expenses	-	585	-	-	29	-	614	13
Income	**64**	**75**	**-**	**22**	**24**	**5**	**190**	**2,082**
Financial income	64	75	-	22	24	5	190	2,082

Assets and liabilities related to network use refer to consideration for the provision of interconnection services.

Loans refer to intercompany loan agreements bearing charges equivalent to 104% of the monthly variation of the Interbank Certificate of Deposits (CDI) rate.

Rights and liabilities refer to the sale of cellular telephones between related companies.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELE NORDESTE CELULLAR PARTICIPAÇÕES S.A.

Date: May 13, 2002

By ______________________

Name: Walmir Urbano Kesseli
Title: Chief Financial Officer